ENDORSEMENT
                     APPLICABLE TO QUALIFIED PLAN CONTRACTS

When issued with this Endorsement, this Contract is a "Qualified Plan Contract" which is issued to a trustee of a trust forming part of a plan which is qualified under Section 401(a) of the Code. All provisions of the Contract and other endorsements apply except as expressly modified by this Endorsement.

EMPLOYER (SECTION 1.13): "Employer" means any Employer that has adopted a Plan qualified under Section 401(a) of the Code. The Employer with reference to this Contract is named in the Data pages.

OWNER (SECTION 1.17): "Owner" means the trustee of a trust for a Plan. The Owner with reference to this Contract is named in the Data pages.

PLAN (SECTION 1.18): "Plan" means a defined contribution plan adopted by the Employer that is intended to meet the requirements for qualification under
Section 401(a) of the Code. The Plan with reference to the Contract is named in the Data pages.

1.    LIMITS ON CONTRIBUTIONS (SECTION 3.02):

      Contributions will be accepted only if they represent the value of employer contributions to a trust under a Plan. If the Plan contains a cash or deferred arrangement qualified under Section 401(k) of the Code, Contributions may include employee pre-tax and employer matching contributions, but not employee after-tax contributions to the Plan. Restrictions, if any, on the dollar amount or number of Contributions are stated in the Data pages.

2.    TERMINATION (SECTION 5.02):

      This Contract will also terminate if,

      (d) The Owner directs us to pay out the Cash Value under this Contract.

      (e) The Owner directs us to convert the Contract to an individual retirement annuity according to our rules in effect at the time. However, the converted Contract will be issued with the same Contract Date as this Contract.

3.    DEATH BENEFIT (SECTION 6.01)

      The beneficiary described in Section 6.02 shall be the Owner of this Contract. After the death of the Annuitant but before the death benefit is paid, the Owner may instruct us in writing in a form we accept to make the death benefit payable to the Annuitant's beneficiary under the Plan.


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4.    ASSIGNMENTS, NONTRANSFERABILITY, NONFORFEITABILITY (SECTION 9.05):

      This Contract and any amounts payable pursuant to this Contract may not be assigned, pledged, transferred or encumbered except as permitted under applicable law. The above restriction does not apply to a change authorized by a qualified domestic relations order defined in
      Section 414(p) of the Code.

5.    OWNER'S RESPONSIBILITY:

      We will make no payment under this Contract without instructions from the Owner in a form we accept and we will be fully discharged from any liability with respect thereto to the extent such payments are made pursuant to such instructions.

6.    PLAN QUALIFICATION:

      A "Qualified Plan" is a plan that meets the requirements for qualification under Section 401(a) of the Code. The Owner is to provide evidence satisfactory to us that the Plan is a Qualified Plan and, if at any time the Plan is no longer a Qualified Plan, the Owner is to give us prompt written notice thereof.

      If the Owner gives notice that the Plan is no longer a Qualified Plan, then upon at least thirty days advance written notice to the Owner, we will terminate the Contract under Section 5.02.


No. 98EOCENDCQPII